UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01917019

(CUSIP Number)

Knighted Pastures LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01917019	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON

Knighted Pastures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

9,041,208 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,041,208 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,041,208 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

24.4% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 190,000 warrants to purchase Common Shares at $11.50 per share

(2) Percentage calculated based on 36,842,663 Common Shares issued and outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No. 01917019	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

10,945,030 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

10,945,030 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,945,030 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

29.6% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of 8,851,208 Common Shares and 190,000 warrants to purchase Common Shares at $11.50 per share owned by Knighted Pastures LLC, and 1,903,822 Common Shares owned by Roy Choi.

(2) Percentage calculated based on 36,842,663 Common Shares issued and outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No. 01917019	13D/A	Page 4 of 5 Pages

AMENDMENT NO. 7 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, and Amendment No. 6 thereto filed on February 6, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

The Reporting Persons acquired the securities of the Issuer for investment purposes.

The Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer’s management and board of directors regarding the possibility of board representation. The Reporting Persons intend to nominate qualified individuals for election to the board of directors of Issuer at the next annual meeting of stockholders of Issuer.

The Reporting Persons may from time to time and at any time: (1) acquire additional Common Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, (2) dispose of any or all of their Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, (3) enter into swap and/or other derivative transactions with brokerdealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Common Shares or other securities of the Issuer, and/or (4) engage in any other hedging or similar transactions with respect to the Common Shares and/or other securities or instruments of the Issuer.

From to time, the Reporting Persons have engaged, and intend to continue to engage, in discussions with the board or directors and/or management of the Issuer regarding various strategic and operational initiatives that the Reporting Persons believe can generate or enhance shareholder value. Such initiatives may include recommendations relating to the Issuer’s strategic direction, operations, capital allocation, dividend or share repurchase policies, or corporate governance, such as the composition of the Issuer’s board of directors or management, changes to the Issuer’s charter, bylaws and other organizational documents and executive compensation. The Reporting Persons intend to propose changes to the Issuer’s charter, bylaws and other organizational documents that adversely affect what the Reporting Persons believe can generate or enhance shareholder value.

The Reporting Persons intend to explore and evaluate the possibility of the Reporting Persons’ (or one or more of their affiliates’) participating, alone or with third parties, in a potential transaction with respect to the Issuer to enhance shareholder value. Such a potential transaction could include an acquisition, sale, business combination (such as a merger, sale of assets, consolidation, reorganization, liquidation, tender offer or similar transaction) or other transaction could include one or more of the types of transactions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of the matters described in this Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

CUSIP No. 01917019	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024	/s/ Roy Choi
Roy Choi

Dated: March 7, 2024	Knighted Pastures LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager